ZipZap Inc.
Income Statement
Jan 1st - Dec 31st, 2015

Revenue	$	145,226.39
Web Hosting Income	$	856.35
COGS	$	10,051.02
Refund	$	205.00
Gross Profit/(Loss)	$	135,826.72
Operating Expense		
Selling General & Administrative	$	2,605.93
Payroll	$	99,709.70
Contarctors/Vendors	$	50,242.57
Rent	$	8,500.00
Telecom	$	421.38
Duplicating	$	255.92
Marketing/Advertising	$	2,540.62
Security Verification	$	808.19
Accounting Fees	$	500.00
Legal Fees & Licenses	$	4,180.64
T&E	$	11,680.97
Office Expense	$	802.04
Bank Fees and Charges	$	2,753.36
Payment/Network Fees	$	11,039.54
ADP Payroll Expense	$	-
Shipping & Mailing	$	1,796.30
Miscellaneous	$	9,040.29
Total Operating Expense	$	206,877.45
Net Income/(Loss)	$	(71,050.73)

Note: Unaudited Financial Statement

ZipZap Inc.
Statement of Financial Position
Year Ended December 31st, 2015

Assets		
Current Assets		
Cash And Cash Equivalents	$	57,392.15
Net Receivables	$	2,952.00
Inventory	$	23,615.44
Other Current Assets	$	-
Total Current Assets	$	83,959.59
Long Term Investments	$	-
Fixed Asset	$	-
Goodwill	$	-
Intangible Assets	$	-
Accumulated Amortization	$	-
Other Assets	$	-
Deferred Long Term Asset Charges	$	-
Total Assets	$	83,959.59
Liabilities		
Current Liabilities		
Accounts Payable	$	-
Accrued Vacation	$	-
Customer Deposits	$	-
Accrued Interest on Notes (Convertible Not	$	165,548.33
Short Term Debt (Convertible Notes 1 year	$	2,159,500.00
Other Current Liabilities	-	
Total Current Liabilities	$	2,325,048.33
Long Term Notes Payable (Safahi)	$	573,545.50
Other Liabilities		
Deferred Long Term Liability Charges	$	-
Minority Interest	$	-
Negative Goodwill	$	-
Total Liabilities	$	2,898,593.83
Stockholders' Equity		
Misc Stocks Options Warrants	$	-
Redeemable Preferred Stock	$	-
Stock	$	133,269.00
Retained Earnings	$	(917,283.81)
Treasury Stock	$	-
Capital Surplus	$	-
Other Stockholder Equity	$	(2,030,619.43)
Total Stockholder Equity	$	(2,814,634.24)
Total Liabilities and Share Holder's Equity	$	83,959.59

Note: Unaudited Financial Statement

ZipZap Inc.
Statement of Retained Earnings
Year ended December 31st 2015

Beginning Retained Earnings	$ (846,233.08)
Add Net Income/(Loss)	$ (71,050.73)
Less Dividends	$ -
Ending Retained Earnings- 2014	$ (917,283.81)

Note: Unaudited Financial Statement